John Hancock Multi Asset Credit Fund

200 Berkeley Street

Boston, MA 02116

May 6, 2024

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Jeffrey A. Foor

Re:	John Hancock Multi Asset Credit Fund - N-2

File Nos. 811-23937; 333-277684

Dear Mr. Foor:

On behalf of the John Hancock Multi Asset Credit Fund (the “Fund”), we submit this letter in response to comments received by letter on April 2, 2024 from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) in connection with the pre-effective amendment to the registration statement on Form N-2 for the Fund filed with the SEC on March 6, 2024, accession no. 0001193125-24-059443 (the “Registration Statement”).

We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised. It is anticipated that the Fund will seek effectiveness of its Registration Statement, as amended, as soon as practicable after the filing of the next pre-effective amendment.

For convenience, we have set forth each comment below, followed by the Fund’s response. Unless otherwise stated, capitalized terms have the same meaning as in the registration statement.

COVER PAGE

1.	On the cover page, please confirm that the fund will remove the brackets around the phrase “[has adopted a fundamental policy]”.

Response: This change will be made.

2.

Given that the Fund is an interval fund, please revise the cover page to specify the anticipated frequency of such offers; the intervals between deadlines for repurchase requests, pricing and repayment and, if applicable, the anticipated timing of the fund’s initial repurchase offer. The Fund should include a cross-reference to those sections of the prospectus that discuss the Fund’s repurchase policies and the attendant risks.

May 6, 2024

Response: The following disclosure shall be added at the end of the first paragraph on the cover page:

“Quarterly repurchase offers will occur in the months of March, June, September and December. Notices of each quarterly repurchase offer are sent to shareholders of the Fund (“Shareholders”) of record at least 21 days before the “Repurchase Request Deadline” (i.e., the latest date on which Shareholders can tender their Shares in response to a repurchase offer). This notice may be included with a shareholder report or other fund document. For the avoidance of doubt, Shareholders may withdraw or modify their tenders at any time prior to the Repurchase Request Deadline pursuant to Rule 23c-3(b)(6) under the 1940 Act. In addition, the fund cannot require that a minimum number of Shares be tendered pursuant to Rule 23c-3(b)(1) under the 1940 Act.

If you invest in the fund through a financial intermediary, the notice will be provided to you by your financial intermediary. This notice will also be posted on the fund’s website at https://www.jhinvestments.com. The fund determines the NAV applicable to repurchases no later than fourteen (14) days after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day). The fund expects to distribute payment to Shareholders no later than seven (7) calendar days after such date. For a more complete description of the periodic repurchase offers that the Fund anticipates engaging in, see “PERIODIC REPURCHASE OFFERS” below.”

3.	The Fund’s investment objective is to generate “attractive risk-adjusted returns and current income.” Please disclose in plain English what “risk-adjusted” returns means.

Response: The Fund has revised the second sentence of the first paragraph of the cover page as follows:

“The fund’s investment objective is to seek to generate a return comprised of both current income and capital appreciation, emphasizing current income with low volatility and low correlation to the broader markets ~~provide attractive risk-adjusted returns and current income~~.”

The Fund will make corresponding updates to the appropriate sections of the Registration Statement where similar disclosure appears.

May 6, 2024

PROSPECTUS

Page 4 – Investment Strategies

4.	The fourth bullet under “ABS” refers to “esoteric credit”. Please disclose what esoteric credit is in plain English.

Response: Regarding plain-English disclosure of what the phrase “esoteric credit” means, the Fund refers to the disclosure under “Investment Strategies,” a part of the “Investment Objective and Principal Investment Strategies” section, which outlines that esoteric credit includes: “securities backed by contracted cashflows of loans or leases on data centers, music royalties, mobile phone plans, spectrum bandwidth rights, solar panels for either residential or commercial use, or other asset types…” Therefore, the Fund respectfully believes that the disclosure informs investors in plain English as is.

Page 8 – Other Investment Strategies

5.

The last two sentences before the “Co-Investment” header state the Fund may invest through one or more special purpose acquisition vehicles that are wholly-owned subsidiaries. Please disclose that the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets other than entities wholly-owned by the Fund.

Response: The Fund does not intend to create or acquire primary control of any entity that primarily engages in investment activities in securities or other assets other than entities wholly-owned by the Fund.

Please also respond to the following comments regarding subsidiaries:

a.	Please confirm to us that the financial statements of any wholly-owned or substantially-owned subsidiaries will be consolidated with those of the Fund.

Response: The Fund so confirms.

b.

Please confirm to us if any of the Fund’s subsidiaries will charge a management fee. If so, please confirm to us that the management fees (including performance fees) of any subsidiary whose financial statements are consolidated with those of the Fund will be included in the “Advisory Fee” line item of the fee table and any such subsidiary’s expenses will be included in the “Other Expenses” line item of the fee table.

Response: The Fund confirms that none of the Fund’s subsidiaries will charge a management fee.

c.

Please confirm to us that subsidiaries and their boards of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

Response: The Fund so confirms.

May 6, 2024

d.	If any subsidiary is a foreign entity, please confirm to us that the subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response: The Fund so confirms.

Page 9 – Expense Limitation Agreement

6.	Please provide completed disclosure regarding the expense limitation agreement in correspondence.

Response: This disclosure will be provided. Supplementally, the Fund intends to file the expense limitation agreement relating to the shares in the next pre-effective amendment to the Fund’s Registration Statement.

7.	If acquired fund fees and expenses (AFFE), if any, are excluded from the waiver, please disclose. Also, please confirm to the staff that any waived fees are not subject to recoupment.

Response: The AFFE will be excluded from the waiver. In addition, the Fund confirms that any waived fees will not be subject to recoupment.

Page 11 – Periodic Repurchase Offers

8.	Please add disclosure explaining that the fund must allow its investors to withdraw or modify their tenders at any time prior to the repurchase request deadline per Rule 23c-3(b)(6).

Response: This change will be made.

9.	Please add disclosure that the fund cannot require a minimum number of shares to be tendered per Rule 23c-3(b)(1).

Response: This change will be made.

10.

Please explain supplementally whether the Fund’s 21-day notice period will be shortened as a result of the exemptive relief that the Fund is currently seeking to receive in order to repurchase monthly. Please revise this disclosure accordingly.

Response: The Fund supplementally notes that, at this time, it is not seeking exemptive relief from the SEC that would permit the Fund to make monthly repurchase offers of the Fund’s outstanding Shares at NAV per share. Corresponding changes to reflect this change in strategy will be reflected in the next pre-effective amendment to the Fund’s Registration Statement.

May 6, 2024

Pages 12-15 – Summary of Risks

11.

The disclosure notes that principal risks are presented in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the fund, the remaining risks may be alphabetized. See ADI 2019-08—Improving Principal Risks Disclosure.

Response: The Fund respectfully submits that the current order of the principal risks is in compliance with the requirements of Form N-2, which does not require listing the principal risks of investing in a fund in any particular order. The Registrant further notes that the alphabetical ordering convention of its principal risks is consistent across the John Hancock complex.

12.	We note there is no limit on credit quality and the fund may invest in below-investment grade securities. Please consider adding a separate risk factor regarding below-investment grade securities.

Response: The Fund believes that the risks related to below-investment-grade securities are appropriately described under the heading “Credit and Counterparty Risk”. Therefore, the Fund respectfully declines to make the requested change.

13.

On page 15, please provide more specificity around the “Natural Disasters and Adverse Weather Conditions” risk in the fund’s principal strategy and risks sections of the prospectus. Please identify and/or provide more detail about specific regions or areas of the world in which the fund intends to invest that are more prone to major natural disasters.

Response: Although the Fund may invest in various regions and areas of the world, the Fund respectfully declines to revise its disclosure, as it believes the disclosure is sufficient. The Fund also notes that it has taken this approach with respect to a number of funds in its complex and that this approach is therefore consistent on a complex-wide basis.

Page 21 – Fees and Expenses

14.	Please provide a completed fee table and example with correspondence as it is material to the staff’s review.

Response: The completed fee table is attached hereto as Schedule A. The completed fee table will also be included in the next pre-effective amendment to the Fund’s Registration Statement. Supplementally, and as noted in Schedule A, the Fund notes that it anticipates offering Class I, Class A and Class U shares. The expense structure for those classes of shares will be reflected in the next pre-effective amendment to the Fund’s Registration Statement.

May 6, 2024

Page 32 – Distribution Risk

15.

The prospectus states, “Distributions in any year may include a substantial return of capital component.” Many investors may not fully understand a return of capital. Please clarify in the prospectus that: Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Shareholders should not assume that the source of a distribution from the fund is net profit.

Response: This change will be made.

a.

In addition, please inform us whether the Fund intends to report a distribution rate. If the Fund intends to report a distribution rate at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution rate that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

Response: The Fund does not intend to report a distribution rate.

Page 33 – Economic and Market Events Risk

16.

Please explain why the Fund includes specific risk disclosure with respect to Russia. We note that the Fund does not reference Russia in its strategy disclosure and does not include specific disclosure regarding other countries.

Response: The Fund notes that this is a standard risk disclosure and has been adopted across the John Hancock complex to reflect how recent international developments could have a detrimental impact on a fund’s performance.

STATEMENT OF ADDITIONAL INFORMATION

Page 28 – Compensation Table

17.	Please provide a completed compensation table with correspondence.

Response: The completed compensation table is attached hereto as Schedule B. This will also be included in the next pre-effective amendment to the Fund’s Registration Statement.

Page 29 – Investment Advisory and Other Services

18.

Please revise the language in the sixth paragraph to be consistent with the language regarding the expense limitation found in the Prospectus Summary. Specifically, please revise the language about the timing of the advisor’s ability to implement the expense limitation.

Response: This change will be made.

Page 31-33 – Portfolio Managers

19.

Please provide completed information regarding the fund’s portfolio managers in correspondence including compensation information. This disclosure should include information about vehicles and accounts managed by the portfolio managers for each portfolio manager. See Item 21.1. of Form N-2. Please also disclose the structure of, and the method used to determine the compensation of each portfolio manager and each portfolio manager’s ownership of securities of the Fund. See Items 21.2 and 21.3 of Form N-2.

May 6, 2024

Response: The completed information regarding the fund’s portfolio managers is attached hereto as Schedule C. The information regarding the fund’s portfolio managers will also be included in the next pre-effective amendment to the Fund’s Registration Statement.

PART C – OTHER INFORMATION

Item 25. Financial Statements and Exhibits

20.	Please confirm to us that the legality opinion of K&L Gates LLP will be consistent with Staff Legal Bulletin 19.

Response: The Fund so confirms.

GENERAL COMMENTS

21.	Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

Response: The Fund has not presented any test-the-water materials to potential investors in connection with this offering.

22.	Please confirm that FINRA has reviewed the underwriting terms and arrangements of the offering and has no objections. See FINRA rule 5110.

Response: The Fund notes that Fund will qualify as an “interval fund” pursuant to Rule 23c-3 of the Investment Company Act of 1940, as amended. As a result, the Fund will be exempted from the filing requirements and substantive provisions of Rule 5110 pursuant to Rule 5110(h)(2)(B).

23.

We note that many portions of your filing are incomplete or to be updated by amendment. We may have additional comments on such portions when you complete them in pre- effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment, such as the Fund’s organizational documents.

Response: The Fund acknowledges the above.

24.

If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response: The Fund does not intend to omit information from the form of prospectus.

May 6, 2024

25.	Please supplementally advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Response: The Fund filed an amended and restated application for exemptive relief to offer multiple share classes on April 11, 2024 (File No. 812-15547).

26.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Fund acknowledges the above.

[SIGNATURE PAGE FOLLOWS]

May 6, 2024

*  *  *

If you have any questions, please contact Pablo Man at Pablo.Man@klgates.com or at (617) 951-9209, George Zornada at George.Zornada@klgates.com or at (617) 261-3231, Mark Goshko at Mark.Gosko@klgates or at (617) 261-3163 or me at bseel@jhancock.com.

Sincerely,

/s/ Betsy Anne Seel
Betsy Anne Seel

cc:	Mark Goshko, Esq.
George Zornada, Esq.
Pablo Man, Esq.

May 6, 2024

Schedule A

Fee Table

FEES AND EXPENSES

The purpose of the table below is to help you understand all fees and expenses that you, as a Shareholder, would bear directly or indirectly.

Shareholder Transaction Expenses	Class A	Class I	Class U
Sales Load paid by you (as a percentage of offering price)(1)	up to 2.50%	None	None
Annual Expenses (as a percentage of net assets attributable to Shares)
Management Fee	1.25	1.25	1.25
Distribution and Service Fee	0.25	0.00	1.00
Other Expenses(2)	2.03	2.03	2.03
Total Annual Fund Operating Expenses	3.53	3.28	4.28
Fee Waiver and/or Expense Reimbursements(3)	-1.53	-1.53	-1.53
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursements	2.00	1.75	2.75

(1)

Any sales load will reduce the amount of an investor’s initial or subsequent investment in the fund, and the impact on a particular investor’s investment returns would not be reflected in the returns of the fund. The sales load may be waived in certain circumstances as described in this Prospectus or as otherwise approved by the Advisor.

(2)

“Other Expenses” are based on estimated amounts for the current fiscal year. Other Expenses include the Fund’s operating expenses, including professional fees, transfer agency fees, administration fees, custody fees, offering costs and other operating expenses.

(3)

The Advisor contractually agrees to reduce its Management Fee for the fund or, if necessary, make payment to the fund, in an amount equal to the amount by which the following expenses of the fund, incurred in the ordinary course of the fund’s business, exceed 0.51% percent of average monthly net assets (on an annualized basis) of the fund: (a) administrative fees; (b) custody and accounting fees; (c) audit fees; (d) legal fees; (e) independent trustee fees; (f) valuation fees; (g) blue sky fees; (h) insurance premiums; (i) printing costs; (j) registration and filing expenses; (k) organization and offering expenses; (l) transfer agent fees and service fees; and (m) other miscellaneous ordinary expenses, but excluding: (1) advisory fees; (2) interest expense; (3) 12b-1 fees; (4) any cashiering or other investment servicing fees; (5) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the business of the fund; (6) taxes; (7) short dividends; (8) acquired fund fees and expenses, which are based on indirect net expenses associated with the fund’s investments in underlying investment companies; (9) class specific expenses; (10) portfolio brokerage commissions; (11) expenses related to, or incurred by, special purpose vehicles or other subsidiaries of the fund held directly or indirectly by the fund; (12) expenses, including legal expenses, related to investments of the fund; and (13) expenses, including legal expenses, related to co-investment transactions involving the fund. This agreement expires on February 28, 2026, unless renewed by mutual agreement of the Advisor and the fund based upon a determination that this is appropriate under the circumstances at that time. The Advisor also contractually agrees to waive a portion of its Management Fee and/or reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. This agreement expires on July 31, 2025, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

May 6, 2024

For a more complete description of the various fees and expenses of the fund, see “Management of the Fund.”

EXAMPLE

The following example illustrates the expenses that you would pay on a $1,000 investment in Shares, for the time periods indicated and then redeem or hold all of your Shares at the end of those periods. This example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:*

Cumulative Expenses Paid for the Period of:

Expenses ($)	Class A	Class I	Class U
Year 1	448	178	278
Year 3	1167	867	1160

The example should not be considered a representation of future expenses. Actual expenses may be higher or lower.

*

The example assumes that the total annual fund operating expenses (excluding any sales loads on reinvested dividends, fee waivers and/or expense reimbursements) set forth in the Annual Expenses table above are as shown and remain the same for each year, and that all dividends and distributions are reinvested at net asset value. The expenses used to calculate the fund’s examples do not include fee waivers or expense reimbursements. Actual expenses may be greater or less than those assumed. Moreover, the fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

The fund bears all costs of its organization and operation, including but not limited to expenses of preparing, printing and mailing all shareholders’ reports, notices, prospectuses, proxy statements and reports to regulatory agencies; expenses relating to the issuance, registration and qualification of shares; government fees; interest charges; expenses of furnishing to Shareholders their account statements; taxes; expenses of redeeming shares; brokerage and other expenses connected with the execution of portfolio securities transactions; expenses pursuant to the fund’s plan of distribution; fees and expenses of custodians including those for keeping books and accounts maintaining a committed line of credit and calculating the NAV of shares; fees and expenses of transfer agents and dividend disbursing agents; legal, accounting, financial, management, tax and auditing fees and expenses of the fund (including an allocable portion of the cost of the Advisor’s employees rendering such services to the fund); the compensation and expenses of officers and Trustees (other than persons serving as President or Trustee who are otherwise affiliated with the funds the Advisor or any of their affiliates); expenses of Trustees’ and shareholders’ meetings; trade association memberships; insurance premiums; and any extraordinary expenses.

The initial operating expenses for a new fund, including start-up costs, which may be significant, may be higher than the expenses of an established fund. The fund is expected to incur organization expenses of approximately $725,000. The fund will also bear certain ongoing offering costs associated with the fund’s continuous offering of Shares.

May 6, 2024

Schedule B

Compensation Table

Compensation of Trustees

The fund pays fees to its Independent Trustees. Trustees also are reimbursed for travel and other out-of-pocket expenses.

The following table provides information regarding the compensation estimated to be paid by the fund and the other investment companies in the John Hancock Fund Complex to the Independent Trustees for their services for the calendar year ended December 31, 2024.

Compensation Table1

Independent Trustees	Fund	John Hancock Fund Complex [2]
William H. Cunningham	$12,500	$530,000
Grace K. Fey	$12,500	$655,000
Hassell H. McClellan	$15,000	$826,000

[1]	The Trust does not have a pension or retirement plan for any of its Trustees or officers.
[2]

This amount represents the compensation paid by other investment companies in the John Hancock Fund Complex during the calendar year ended December 31, 2023. There were approximately 183 series in the John Hancock Fund Complex as of December 31, 2023.

May 6, 2024

Schedule C

Portfolio Manager Information

The Subadvisor handles the fund’s portfolio management activities, subject to oversight by the Advisor. The individuals jointly and primarily responsible for the day-to-day management of the fund’s portfolio are listed below.

The following tables present information regarding accounts other than the fund for which each portfolio manager has day-to-day management responsibilities. Accounts are grouped into three categories: (i) other investment companies, (ii) other pooled investment vehicles, and (iii) other accounts. To the extent that any of these accounts pay advisory fees based on account performance, information on those accounts is specifically broken out. In addition, any assets denominated in foreign currencies have been converted into U.S. dollars using the exchange rates as of the applicable date. Also shown below the chart is each portfolio manager’s investment in the fund.

The following table reflects approximate information as of March 28, 2024:

	Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
	Number of Accounts	Total Assets $Million	Number of Accounts	Total Assets $Million	Number of Accounts	Total Assets $Million
Craig Scordellis	0	N/A	2	5,133.1	4	2,849.2
Jim Fitzpatrick	0	N/A	4	1,547.2	1	246.4

Performance-Based Fees for Other Accounts Managed

Number and value of accounts within the total accounts that are subject to a performance-based advisory fee:

	Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
	Number of Accounts	Total Assets $Million	Number of Accounts	Total Assets $Million	Number of Accounts	Total Assets $Million
Craig Scordellis	0	N/A	0	N/A	2	515
Jim Fitzpatrick	0	N/A	4	1,547.2	0	N/A

Portfolio Manager Ownership of Shares of the Fund

The following table indicates as of March 28, 2024, the value of shares beneficially owned by the portfolio managers in the fund.

Portfolio Manager	Range of Beneficial Ownership in the Fund
Craig Scordellis	0
Jim Fitzpatrick	0

May 6, 2024

Conflicts of Interest.

Material conflicts of interest exist whenever a portfolio manager simultaneously manages multiple accounts. A conflict of interest may arise as a result of the portfolio manager being responsible for multiple accounts, including the fund, which may have different investment guidelines and objectives. In addition to the fund, these accounts may include accounts of other registered investment companies for which the Subadvisor serves as sub-advisor, private pooled investment vehicles and other accounts. The Subadvisor has adopted aggregation and allocation of investments procedures designed to ensure that all of its clients are treated fairly and equitably over time and to prevent this form of conflict from influencing the allocation of investment opportunities among its clients. As a general matter, the Subadvisor will offer clients the right to participate in all investment opportunities that it determines are appropriate for the client in view of relative amounts of capital available for new investments, each client’s investment program, and the then current portfolios of its clients at the time an allocation decision is made. As a result, in certain situations priority or weighted allocations can be expected to occur in respect of certain accounts, including but not limited to situations where clients have differing: (A) portfolio concentrations with respect to geography, asset class, issuer, sector or rating, (B) investment restrictions, (C) tax or regulatory limitations, (D) leverage limitations or volatility targets, (E) ramp up or ramp down scenarios or (F) counterparty relationships. The Subadvisor maintains conflicts of interest policies and procedures containing provisions designed to prevent potential conflicts related to personal trading, allocation, and fees among other potential conflicts of interest. Such potential conflicts and others are disclosed in Subadvisor’s Form ADV Part 2A filing.

Compensation of Portfolio Managers

The Subadvisor follows a remuneration strategy that promotes an effective risk management culture, aligning the interests of its clients, the firm, and its staff. All remuneration is made on a discretionary basis and incorporates a number of factors, including an individual’s performance, as assessed across a range of metrics, including, where relevant, the performance of any funds that they manage.

The Subadvisor remuneration framework includes deferral arrangements whereby 40-60% of performance-related pay is invested in funds managed by the Subadvisor and/or its affiliates and pays out to staff over a three-year period. The extent of the deferred amount is dependent on regulatory status of the individual, their seniority and overall compensation level. Portfolio managers align with investors by investing in their own strategies.

As part of the acquisition by Manulife Investment Management, there is also sizeable long-term incentive plans to bind the portfolio managers to the forward success of Manulife | CQS Investment Management.